

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2015

John Swygert
Executive Vice President and Chief Financial Officer
Ollie's Bargain Outlet Holdings, Inc.
6295 Allentown Boulevard
Suite 1
Harrisburg, PA 17112

> **Re: Ollie's Bargain Outlet Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Response dated June 30, 2015**
> **File No. 333-204942**

Dear Mr. Swygert:

We have reviewed your response dated June 30, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to oral comments communicated June 30, 2015.

Dilution, page 43

1. You state that if the underwriters were to fully exercise their option to purchase additional shares, the dilution in net tangible book value per share to new investors in this offering would be $11.04. Please provide us with your calculation supporting the dilution per share amount of $11.04.

2. You state that if the offering price were to increase or decrease by $1.00, the pro forma as adjusted net tangible book value per share and the dilution in net tangible book value per share to new investors in this offering would each change by $0.38. Please provide us with your calculations supporting this change of $0.38.

3. We note the table at the top of page 44 presenting the cash consideration paid to you by the existing shareholders and by the new investors. We have the following comments:

- Please provide us with your calculations supporting total effective cash consideration paid by your existing shareholders of $416,352,000.

- Please revise the amount of cash effectively contributed by purchasers in this offering to reflect the gross proceeds of $124.95 million or tell us why you believe it is appropriate to present net proceeds.

Financial Statements for the Fiscal Year Ended January 31, 2015

4. We note your calculation of pro forma EPS on the face of your statement of income, and we note the related disclosures in footnote 1(aa). It is unclear to us how the guidance in SAB Topic 1:B3 supports adjusting the numerator and denominator of your EPS calculation for your intended use of proceeds such that you would reflect adjustments for reduced interest expense and for the number of shares whose proceeds could be used to repay debt. Instead, SAB Topic 1:B3 solely appears to contemplate a calculation of EPS in which the denominator is adjusted for the number of shares whose proceeds would be necessary to pay the excess amount of your dividends. Please advise or revise. Please also apply this comment to the similar calculation of pro forma EPS on the face of your interim statement of income.

You may contact Robert Babula, Staff Accountant, at 202.551.3339 or Jennifer Thompson, Accounting Branch Chief, at 202.551.3737 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Faiza Rahman